EXHIBIT 99.1
VCA ANTECH, INC. REPORTS REVISED SECOND QUARTER 2010 RESULTS TO
REFLECT ADDITIONAL NON-CASH SG&A ACCRUALS
     LOS ANGELES, California, August 10, 2010 — VCA Antech, Inc. (NASDAQ NM SYMBOL: WOOF), a leading animal healthcare company in the United States, today reported revised financial results for the second quarter ended June 30, 2010 to reflect an incremental $14.5 million non-cash charge primarily with respect to previously announced Consulting Agreements and SERPs entered into with the Company’s senior executive officers in June 2010. Revised financial results for the three and six months ended June 30, 2010 were as follows: for the second quarter 2010 net income was $29.4 million; and diluted earnings per common share was $0.34; and for the six months ended June 30, 2010, net income was $61.3 million and diluted earnings per common share was $0.70. Excluding this charge, adjusted net income and adjusted diluted earnings per common share was unchanged from amounts previously announced. For the three months ended June 30, 2010, adjusted net income was $38.3 million and adjusted diluted earnings per share was $0.44. For the six month period, adjusted net income was $70.2 million and adjusted diluted earnings per share was $0.81.
     In June 2010, the Company entered into Consulting Agreements with VCA’s three founders Bob Antin, Art Antin, Neil Tauber and Tomas Fuller, our Chief Financial Officer who has been with the Company for over twenty years. The Consulting Agreements are part of a long-term succession plan securing for the continued benefit of the Company the unique competencies and networks of each of the senior executive officers following the time that they ultimately step down from their current officer positions during a phase-down period leading to their ultimate retirement. At the same time, the Company entered into Supplemental Executive Retirement Programs with each of the senior executive officers, providing them a retirement benefit over a 12 year period as specified in the agreements. None of the senior executive officers has notified the Company of any intention to retire or step down from their officer positions and the full benefit of the SERPs vest over a 3-5 year period (depending on the officer). The Consulting Agreements and SERPs were previously publicly announced by the Company and have been filed with the Securities and Exchange Commission.
     On July 22, 2010 we announced second quarter results of operations. Results announced at that time did not include any compensation charges associated with the Consulting Agreements. Following further analysis of applicable accounting literature, and after further consultation with its outside auditors, the Company determined that it should accrue the full cost of the benefits under the Consulting Agreements, the SERPs and outstanding share awards for two of the executives on the date the agreements were executed during the second quarter 2010. Costs associated with the Consulting Agreements and SERPs of the other two officers will be accrued during future periods in light of the different effective dates and vesting periods applicable to those agreements.
     For the three and six months ended June 30, 2010 we recorded a non-cash charge of $14.5 million, or $8.9 million after tax, for future estimated executive compensation. Our revised results for the three and six months ended June 30, 2010 included diluted earnings per share of $0.34 and $0.70, respectively. Excluding this charge, adjusted diluted earnings per share for the three and six months ended June 30, 2010 were $0.44 and $0.81, respectively.

     For the three and six months ended June 30, 2009 diluted earnings per share were $0.44 and $0.81, respectively. The second quarter of 2009 included a non-cash charge of $5.3 million, or $3.2 million after tax, related to the abandonment of an internally developed software project. Excluding this charge, adjusted diluted earnings per share for the three and six months ended June 30, 2009 were $0.48 and $0.85, respectively.
2010 Financial Guidance
     We have not changed our outlook for the remainder of 2010; however, including the aforementioned charge, diluted earnings per common share for the full year will be $1.33 to $1.43. Adjusted diluted earnings per common share for the full year will be $1.43 to $1.53.
     Our senior term notes are scheduled to mature in 2011, although they are currently scheduled to be refinanced in August, 2010. The guidance above is based on our capital structure after the effect of our debt refinancing, which we expect to have approximately $0.01 to $0.02 negative impact on diluted earnings per common share. Accordingly, the attached Consolidated Balance Sheet reflects these senior-term notes in the current portion of long-term obligations.
     Current uncertainty in the economy and the lack of visibility regarding the timing and degree of any recovery in our business sector makes it particularly difficult to predict consumer demand for our services and makes it more likely that our actual results could differ materially from expectations.
Non-GAAP Financial Measures
     We believe investors’ understanding of our total performance is enhanced by disclosing adjusted operating income, adjusted net income and adjusted diluted earnings per common share. We define these adjusted measures as the reported amounts, adjusted to exclude certain significant items. Adjusted diluted earnings per common share are adjusted net income divided by diluted common shares outstanding.
     Management uses adjusted measures because they exclude the effect of significant items that we believe are not representative of our core operations for the periods presented. As a result, these non-GAAP financial measures help to provide meaningful comparisons of our overall performance from one reporting period to another and meaningful assessments of related trends. For the three and six months ended June 30, 2010, we adjusted our reported amounts for a non-cash charge of $14.5 million, or $8.9 million after tax, and $0.10 per diluted share related to estimated executive compensation expensed for future payments under consulting agreements and SERPs entered into by the company on June 30, 2010 with Robert Antin and Art Antin. For the three and six months ended June 30, 2009, we adjusted our reported amounts for the non-cash charge of $5.3 million, or $3.2 million after tax, and $0.04 per diluted share related to the abandonment of an internally developed software project.
     There is a material limitation associated with the use of these non-GAAP financial measures: our adjusted measures exclude the impact of these significant items, and as a result, our computation of adjusted diluted earnings per common share does not depict diluted earnings per common share in accordance with GAAP.
To compensate for the limitations in the non-GAAP financial measures discussed above, our disclosures provide a complete understanding of all adjustments found in non-GAAP financial measures, and we reconcile the non-GAAP financial measures to the GAAP financial measures in the attached financial schedules titled “Supplemental Operating Data.”
Forward-Looking Statements
     This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may and likely will differ materially from this forward-looking information. Our animal hospital and laboratory revenues have been materially adversely impacted by the current economic recession. We are unable to forecast the timing or degree of any economic recovery. Further, trends in the general economy may not be reflected in our business at the same time or in the same degree as in the general economy. The timing and degree of any economic recovery, and its impact on our business, are among the important factors that could cause actual results to differ from this forward-looking information. Among other factors that could cause our actual results to differ from this forward-looking information are: an increase in the level of direct costs or a failure to increase revenue at a level necessary to maintain our expected operating margins, a material adverse change in our financial condition or operations; the level of selling, general and administrative costs; the effects of our recent and future acquisitions (including Firehouse Ventures, LLC and Pet DRx Corporation) and our ability to effectively manage our growth and achieve operating synergies; a decline in demand for any of our products and services; any disruption in our information technology systems or transportation networks; the effects of competition; any impairment in the carrying value of our goodwill and other intangible assets; changes in prevailing interest rates; our ability to service our debt; and general economic conditions. These and other risks are discussed in our Report on Form 10-K for the year ended December 31, 2009 and the reader is directed to these statements for a further discussion of important factors that could cause actual results to differ materially from those in the forward-looking statements.
     We own, operate and manage the largest networks of freestanding veterinary hospitals and veterinary-exclusive clinical laboratories in the country, and we supply diagnostic imaging equipment to the veterinary industry.
Contact:	Tomas Fuller Chief Financial Officer (310) 571-6505

VCA Antech, Inc.
Consolidated Income Statements
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
Revenue:
Animal hospital	$267,595	$261,287	$514,263	$499,645
Laboratory	82,972	83,176	161,152	161,038
Medical technology	14,602	10,263	30,399	19,048
Intercompany	(11,250)	(9,850)	(21,161)	(19,005)

	353,919	344,876	684,653	660,726

Direct costs	260,435	247,528	508,374	481,209

Gross profit:
Animal hospital	49,028	53,133	90,705	96,297
Laboratory	40,556	41,074	77,084	77,105
Medical technology	4,347	3,525	9,178	6,753
Intercompany	(447)	(384)	(688)	(638)

	93,484	97,348	176,279	179,517

Selling, general and administrative expense:
Animal hospital	5,673	5,378	11,260	10,762
Laboratory	6,527	5,644	12,681	11,211
Medical technology	3,404	2,394	6,919	5,206
Corporate	25,441	9,525	36,325	18,679

	41,045	22,941	67,185	45,858

(Gain) loss on sale and disposal of assets	(14)	5,443	11	5,195

Operating income	52,453	68,964	109,083	128,464

Interest expense, net	2,778	5,726	5,945	11,844
Other income	(335)	(20)	(310)	(130)

Income before provision for income taxes	50,010	63,258	103,448	116,750
Provision for income taxes	19,493	24,290	39,999	44,901

Net income	30,517	38,968	63,449	71,849

Net income attributable to noncontrolling interests	1,113	1,223	2,110	2,134

Net income attributable to VCA Antech, Inc.	$29,404	$37,745	$61,339	$69,715

Diluted earnings per share	$0.34	$0.44	$0.70	$0.81

Shares used for computing diluted earnings per share	87,178	85,937	87,069	85,629

VCA Antech, Inc.
Consolidated Balance Sheets
(Unaudited)
(In thousands)

	June 30,	December 31,
	2010	2009
Assets

Current assets:
Cash and cash equivalents	$193,757	$145,181
Trade accounts receivable, net	53,407	49,186
Inventory	34,088	32,031
Prepaid expenses and other	22,299	27,242
Deferred income taxes	18,727	18,318
Prepaid income taxes	13,352	6,252

Total current assets	335,630	278,210
Property and equipment, net	302,515	289,415
Other assets:
Goodwill	1,006,562	985,674
Other intangible assets, net	42,019	44,280
Deferred financing costs, net	342	581
Other	33,789	29,244

Total assets	$1,720,857	$1,627,404

Liabilities and Equity

Current liabilities:
Current portion of long-term obligations	$508,687	$17,195
Accounts payable	28,814	28,326
Accrued payroll and related liabilities	46,372	33,539
Other accrued liabilities	51,509	43,298

Total current liabilities	635,382	122,358
Long-term obligations, less current portion	23,607	527,860
Deferred income taxes	84,698	75,197
Other liabilities	16,846	10,651
VCA Antech, Inc. stockholders’ equity:
Common stock	86	86
Additional paid-in capital	342,339	335,114
Retained earnings	601,349	540,010
Accumulated other comprehensive loss	(47)	(163)

Total VCA Antech, Inc. stockholders’ equity	943,727	875,047
Noncontrolling interest	16,597	16,291

Total equity	960,324	891,338

Total liabilities and equity	$1,720,857	$1,627,404

VCA Antech, Inc.
Consolidated Statements of Cash Flows
(Unaudited)
(In thousands)

	Six Months Ended
	June 30,
	2010	2009
Cash flows from operating activities:
Net income	$63,449	$71,849
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,706	18,840
Amortization of debt costs	239	241
Provision for uncollectible accounts	3,143	2,936
Net loss on sale and disposal of assets	11	5,195
Share-based compensation	5,855	3,920
Deferred income taxes	6,461	10,944
Excess tax benefit from exercise of stock options	(331)	(154)
Other	(225)	(218)
Changes in operating assets and liabilities:
Accounts receivable	(7,344)	(7,989)
Inventory, prepaid expenses and other assets	(727)	(2,929)
Accounts payable and other accrued liabilities	13,691	4,357
Accrued payroll and related liabilities	12,656	2,134
Prepaid income taxes	(7,248)	1,073

Net cash provided by operating activities	111,336	110,199

Cash flows from investing activities:
Business acquisitions, net of cash acquired	(20,344)	(28,144)
Real estate acquired in connection with business acquisitions	(1,300)	(3,828)
Property and equipment additions	(27,925)	(25,208)
Proceeds from sale of assets	9	108
Other	(162)	(281)

Net cash used in investing activities	(49,722)	(57,353)

Cash flows from financing activities:
Repayment of debt	(12,859)	(3,899)
Distributions to noncontrolling interest partners	(2,021)	(1,493)
Proceeds from issuance of common stock under stock option plans	3,770	2,895
Repurchase of common stock	(2,253)	(549)
Excess tax benefit from exercise of stock options	331	154

Net cash used in financing activities	(13,032)	(2,892)

Effect of currency exchange rate changes on cash and cash equivalents	(6)	(18)
Increase in cash and cash equivalents	48,576	49,936
Cash and cash equivalents at beginning of period	145,181	88,959

Cash and cash equivalents at end of period	$193,757	$138,895

VCA Antech, Inc.
Supplemental Operating Data
(Unaudited — In thousands, except per share amounts)
Table #1

Reconciliation of net income attributable to	Three Months Ended		Six Months Ended
VCA Antech, Inc., to adjusted net income	June 30,		June 30,
attributable to VCA Antech, Inc.	2010	2009	2010	2009

Net income attributable to VCA Antech, Inc.	$29,404	$37,745	$61,339	$69,715
Compensation charges	14,525	—	14,525	—
Tax benefit from compensation charges (1)	(5,653)	—	(5,653)	—
Write-down of internal-use software	—	5,271	—	5,271
Tax benefit from write-down of internal-use software (1)	—	(2,051)	—	(2,051)

Adjusted net income attributable to VCA Antech, Inc.	$38,276	$40,965	$70,211	$72,935

(1)	The rate used to calculate the tax benefit is the statutory tax rate for the year.
Table #2

	Three Months Ended		Six Months Ended
Reconciliation of diluted earnings per share to	June 30,		June 30,
adjusted diluted earnings per share	2010	2009	2010	2009

Diluted earnings per share	$0.34	$0.44	$0.70	$0.81
Impact of compensation charges, net of tax	0.10	—	0.10	—
Impact of internal-use software write-down, net of tax	—	0.04	—	0.04

Adjusted diluted earnings per share (1)	$0.44	$0.48	$0.81	$0.85

Shares used for computing adjusted diluted earnings per share	87,178	85,937	87,069	85,629

(1)	Amounts may not add due to rounding.